Capped Enhanced Return Buffer Notes Linked to a Basket of Ten Equity Securities, Due December 3, 2025

PRODUCT CHARACTERISTICS
•	Capped Enhanced Return Potential —If the Final Basket Value is greater than the Initial Basket Value, at maturity, the investor will receive a return equal to 200% of the Basket Return, subject to the Maximum Redemption Amount of 120% to 122% of the principal amount of the Notes (to be determined on the Trade Date).

•	Contingent Return of Principal at Maturity — If the Final Basket Value is less than or equal to the Initial Basket Value, but is greater than or equal to the Buffer Value, at maturity, the investor will receive the principal amount of the Notes. If the Final Basket Value is less than the Buffer Value, at maturity, the investor will lose 1% of the principal amount of the Notes for each 1% that the Final Basket Value is less than the Buffer Value.

KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78017G2K6
Basket Underliers:	The common stock of The AES Corporation, the common stock of Carrier Global Corporation, the common stock of Digital Realty Trust, Inc., the common stock of Equinix, Inc., the ordinary shares of Eaton Corporation plc, the common stock of NextEra Energy, Inc., the common stock of The Southern Company, the Class A common stock of Vertiv Holdings Co, the common stock of Vistra Corp. and the common stock of WESCO International, Inc.
Basket Weighting:	With respect to each Basket Underlier, 10%
Trade Date:	May 28, 2024
Issue Date:	May 31, 2024
Valuation Date:	November 28, 2025
Maturity Date:	December 3, 2025
Payment at Maturity:

The investor will receive on the Maturity Date per $1,000 principal amount of Notes:

•   If the Final Basket Value is greater than the Initial Basket Value, an amount equal to the lesser of:

1.  $1,000 + ($1,000 × Basket Return × Participation Rate); and

2.  the Maximum Redemption Amount

•   If the Final Basket Value is less than or equal to the Initial Basket Value, but is greater than or equal to the Buffer Value: $1,000

•   If the Final Basket Value is less than the Buffer Value, an amount equal to:

$1,000 + [$1,000 × (Basket Return + Buffer Percentage)]

If the Final Basket Value is less than the Buffer Value, you will lose some or a substantial portion of your principal amount at maturity.

Participation Rate:	200% (subject to the Maximum Redemption Amount)
Maximum Redemption Amount:	$1,200 to $1,220 (120% to 122% of the principal amount), to be determined on the Trade Date
Buffer Value:	90, which is 90% of the Initial Basket Value
Buffer Percentage:	10%
Basket Return:	Final Basket Value – Initial Basket Value Initial Basket Value
Initial Basket Value:	Set equal to 100 on the Trade Date
Final Basket Value:	The Final Basket Value will be calculated as follows: 100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]

KEY TERMS (continued)
Basket Underlier Return:	With respect to each Basket Underlier: Final Basket Underlier Value – Initial Basket Underlier Value Initial Basket Underlier Value
Initial Basket Underlier Value:	With respect to each Basket Underlier, the closing value of that Basket Underlier on the Trade Date
Final Basket Underlier Value:	With respect to each Basket Underlier, the closing value of that Basket Underlier on the Valuation Date
PAYOFF DIAGRAM

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes: https://www.sec.gov/Archives/edgar/data/1000275/000095010324006986/dp211519_424b2-wm506mult.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $896.00 and $946.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Substantial Portion of the Principal Amount at Maturity.
•	Your Potential Payment at Maturity Is Limited.
•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.
•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Basket Underliers on the Dates Specified.
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.
•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.
•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.
•	You Will Not Have Any Rights to Any Basket Underlier.
•	The Basket Is Concentrated in the Energy and Utilities Sector.
•	The Notes Are Subject to Risks Relating to Non-U.S. Securities with Respect to the ETN Underlier.
•	We May Accelerate the Notes If a Change-in-Law Event Occurs.
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.
•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments.
•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this pricing supplement, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433